Exhibit 12.10

CSG Systems International, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

Nine Months Ended September 30, 2004 (1)
Income (loss) from continuing operations before income taxes	$51,356

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	8,049
Interest element of rentals	6,048

Total fixed charges	14,097

Earnings before income taxes and fixed charges	$65,453

Ratio of earnings to fixed charges	4.64

(1)	Excludes the write-off of unamortized deferred financing costs of $6.6 million resulting from the repayment of our outstanding indebtedness under our then-existing credit facility in June 2004.